SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 6)*

Laureate Education, Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

518613203

(CUSIP Number)

M. Avi Epstein

c/o Sterling Partners

401 N. Michigan Avenue

Suite 3300

Chicago, IL  60611

(312) 465-7000

With a copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, Illinois  60661

(312) 902-5493

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Fund Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0% (2)

14	Type of Reporting Person PN

(1) Represents shares of common stock (“Common Stock”) of Laureate Education, Inc. (the “Issuer”) held directly by Sterling Fund Management, LLC (“SFM”).  Douglas L. Becker, Steven M. Taslitz and R. Christopher Hoehn-Saric are the managers of SFM.

(2) Based on shares of Class A Common Stock and Class B Common Stock outstanding as of September 30, 2021 prior to the Distribution Upon Redemption (as defined below), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021, of which each subsequently automatically converted into one share of Common Stock on October 29, 2021. (See Items 4 and 5.)

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 911,707 (3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 911,707 (3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 911,707 (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.5% (2)

14	Type of Reporting Person PN

(3) Consists of shares of Common Stock held directly by Sterling Capital Partners II, L.P. (“SCP II LP”). SC Partners II, L.P. (“SC Partners II”) is the sole general partner of SCP II LP, and Sterling Capital Partners II, LLC (“SCP II LLC”) is the sole general partner of SC Partners II.   Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SCP II LLC, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SCP II LP. (See Item 6.)

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SC Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 911,707 (3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 911,707 (3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 911,707 (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.5% (2)

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 911,707 (3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 911,707 (3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 911,707 (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.5% (2)

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,235,103 (4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,235,103 (4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,103 (4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.2% (2)

14	Type of Reporting Person PN

(4) Consists of shares of Common Stock held directly by Sterling Capital Partners III, L.P. (“SCP III LP”). SC Partners III, L.P. (“SC Partners III”) is the sole general partner of SCP III LP, and Sterling Capital Partners III, LLC (“SCP III LLC”) is the sole general partner of SC Partners III.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SCP III LLC, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SCP III LLC. (See Item 6.)

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SC Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,235,103 (4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,235,103 (4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,103 (4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.2% (2)

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,235,103 (4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,235,103 (4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,103 (4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.2% (2)

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Affiliate, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,202,188 (5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,202,188 (5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,202,188 (5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.2% (2)

14	Type of Reporting Person PN

(5) Consists of shares of Common Stock held directly by SP-L Affiliate, LLC (“SP-L Affiliate”). Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Affiliate.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Laureate, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,295,402 (6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,295,402 (6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,402 (6)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.7% (2)

14	Type of Reporting Person PN

(6) Consists of (i) 331,649 shares of Common Stock attributable to the pro rata ownership interest of Sterling Laureate, LP (“Sterling Laureate”) in Wengen and (ii) 963,753 shares of Common Stock held directly by Sterling Laureate.  SP-L Management III, LLC (“SP-L Management III”) is the general partner of Sterling Laureate, and SP-L Parent, LLC (“SP-L Parent”) is the general partner of SP-L Management III.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. (See Items 4 and 6.)

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Management III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,295,402 (6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,295,402 (6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,402 (6)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.7% (2)

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Laureate Executives Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 523,026 (7)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 523,026 (7)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 523,026 (7)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (2)

14	Type of Reporting Person PN

(7) Consists of shares of Common Stock held directly by Sterling Laureate Executives Fund, LP (“Sterling Executives Fund”). SP-L Management IV, LLC (“SP-L Management IV”) is the general partner of Sterling Executives Fund, and SP-L Parent is the general partner of SP-L Management IV.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. (See Items 4 and 6.)

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Management IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 523,026 (7)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 523,026 (7)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 523,026 (7)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (2)

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Laureate Rollover, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 255,621 (8)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 255,621 (8)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 255,621 (8)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14	Type of Reporting Person PN

(8) Consists of shares of Common Stock held directly by Sterling Laureate Rollover, LP (“Sterling Rollover”). SP-L Management V, LLC (“SP-L Management V”) is the general partner of Sterling Rollover, and SP-L Parent is the general partner of SP-L Management V.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. (See Item 6.)

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Management V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 255,621 (8)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 255,621 (8)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 255,621 (8)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Parent, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 778,647 (7)(8)

	8	Shared Voting Power 1,295,402 (6)

	9	Sole Dispositive Power 778,647 (7)(8)

	10	Shared Dispositive Power 1,295,402 (6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,074,049 (6)(7)(8)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.1% (2)

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Douglas L. Becker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,506,217 (1)(5)(9)(10)

	9	Sole Dispositive Power 290,140 (9)(10)

	10	Shared Dispositive Power 2,216,077 (1)(5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,506,217 (1)(5)(9)(10)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.4% (2)

14	Type of Reporting Person IN

(9) Includes Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5) and a Management Stockholder’s Agreement (see Item 6), including: (i) 240,664 shares of Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 36,206 shares of Common Stock issued to Mr. Becker pursuant to Performance Share Units (“PSUs”) under the Issuer’s 2013 Long-Term Incentive Plan.

(10) Includes Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 275 shares of Common Stock held directly by Mr. Becker and (ii) 264 shares of Common Stock held directly by Mr. Taslitz.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons The Irrevocable BBHT II IDGT

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,104 (11)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,104 (11)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104 (11)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0% (2)

14	Type of Reporting Person OO

(11) Consists of shares of Common Stock held directly by the Irrevocable BBHT II IDGT (the “BBHT Trust”). Marianne Schmidt Hellauer, the trustee of the BBHT Trust, has voting and dispositive power over the Common Stock held by the BBHT Trust.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons DLB Irrevocable Telecom Trust u/a/d/ 1/3/05

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,100 (12)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,100 (12)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100 (12)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0% (2)

14	Type of Reporting Person OO

(12) Consists of shares of Common Stock held directly by the DLB Irrevocable Telecom Trust u/a/d/ 1/3/05 (the “DLB Trust”). Ms. Hellauer, the trustee of the DLB Trust, has voting and dispositive power over the Common Stock held by the DLB Trust.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Steven M. Taslitz

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,103 (13)

	8	Shared Voting Power 7,727,076 (1)(3)(4)(5)(6)(7)(8)(14)(15)

	9	Sole Dispositive Power 291,243 (13)(14)(15)

	10	Shared Dispositive Power 7,436,936 (1)(3)(4)(5)(6)(7)(8)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,728,179 (1)(3)(4)(5)(6)(7)(8)(13)(14)(15)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 4.2% (2)

14	Type of Reporting Person IN

(13) Consists of shares of Common Stock held directly by KJT 2013 Gift Trust (the “KJT Trust”). Mr. Taslitz is the sole trustee of the KJT Trust, with sole voting and dispositive power over the securities held by the KJT Trust, and, along with his adult children, is a beneficiary of the KJT Trust.

(14) Includes Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5) and a Management Stockholder’s Agreement (see Item 6), including: (i) 240,664 shares of Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 36,206 shares of Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

(15) Includes Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 275 shares of Common Stock held directly by Mr. Becker and (ii) 264 shares of Common Stock held directly by Mr. Taslitz.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons KJT 2013 Gift Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,103 (13)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,103 (13)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,103 (13)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0% (2)

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons R. Christopher Hoehn-Saric

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 290,138 (16)(17)

	8	Shared Voting Power 7,436,936 (1)(3)(4)(5)(6)(7)(8)

	9	Sole Dispositive Power 290,138 (16)(17)

	10	Shared Dispositive Power 7,436,936 (1)(3)(4)(5)(6)(7)(8)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,727,074 (1)(3)(4)(5)(6)(7)(8)(16)(17)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 4.2% (2)

14	Type of Reporting Person IN

(16) Includes Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (i) 240,663 shares of Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 36,205 shares of Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

(17) Includes Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 275 shares of Common Stock held directly by Mr. Becker and (ii) 264 shares of Common Stock held directly by Mr. Taslitz.

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to the shares of common stock, par value $0.004 per share (the “Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons (as defined below) on February 17, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to such Schedule 13D filed on April 25, 2018, November 27, 2018, June 26, 2019, September 24, 2019 and March 26, 2021, respectively (as so amended, the “Statement”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Statement. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

On October 28, 2021, certain limited partners of Wengen (including the Reporting Persons) elected to have all or a portion of their interests in Wengen Alberta, Limited Partnership (“Wengen”) redeemed and canceled in exchange for delivery by Wengen, immediately following the automatic one-for-one conversion of an aggregate of 48,062,109 shares of Class B Common Stock into shares of Class A Common Stock, to such limited partners of their respective portions of an aggregate of 48,062,109 shares of Class A Common Stock corresponding to the Wengen interests so redeemed (the “Distribution Upon Redemption”). Following the Distribution Upon Redemption, the Reporting Persons (except Sterling Laureate) no longer hold limited partnership interests in Wengen.

In connection therewith, Messrs. Epstein and Taslitz resigned as the representatives of Sterling on the board of directors of Wengen Investments Limited, the general partner of Wengen (“Wengen GP”). Accordingly, the Reporting Persons no longer have a representative serving on the board of directors of Wengen GP and no longer may be deemed to share voting power over any of the shares of the Issuer held by Wengen. As a result, the Reporting Persons have ceased to beneficially own more than five percent of the Issuer’s Common Shares in the aggregate, and will no longer be subject to reporting on Schedule 13D with respect to securities of the Issuer.

Item 5.	Interests in Securities of the Issuer.

Item 5(a), (b) and (c) of the Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 8,413,411 shares of Common Stock (including 802,211 shares of Common Stock issuable upon the exercise of vested options issued to Mr. Becker), which represent, in the aggregate, approximately 4.6% of the outstanding shares of the Issuer’s Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), as a result of their direct ownership of Common Stock in the Issuer and indirect ownership of Common Stock through limited partnership interests in Wengen. Each of the Reporting Persons may be deemed to beneficially own the number and percentage of shares of the Issuer’s Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover pages to this Statement.

Because the Issuer’s Class B Common Stock outstanding after giving effect to the Distribution Upon Redemption represented less than 15% of the total outstanding Class A Common Stock and Class B Common Stock, pursuant to the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class A Common Stock and each share of Class B Common Stock automatically converted into one share of Common Stock of the Issuer, effective October 29, 2021. Following the conversion, the Issuer has only one class of Common Stock outstanding, with each share of Common Stock entitled to one vote per share.

In connection with the Distribution Upon Redemption, Wengen, the Wengen GP and the Issuer entered into an amendment to the Wengen Securityholders Agreement as further described in Item 6 below, which amendment was approved by the investors in Wengen in accordance with the Wengen Securityholders Agreement.

Shares of Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Common Stock reported in row 13 on the cover page of this Statement filed by Mr. Becker do not include 12,490 shares of Common Stock held directly by the 2002 GST Exempt Harvest Trust (the “GST Trust”), a trust for the benefit of certain members of Mr. Becker’s family, because Ms. Hellauer serves as the sole trustee with voting and dispositive power over the securities held thereby.

Pursuant to an agreement (the “Founders’ Agreement”) among Messrs. Becker, Taslitz and Hoehn-Saric and one other founder of Sterling (the “Sterling Founders”), the Sterling Founders share equally, on a net after-tax basis, in certain equity securities they receive in connection with services rendered by any of them to certain entities, including the Issuer, except that such other Sterling Founder only shares in equity securities related to periods prior to January 1, 2017.  Each Sterling Founder controls the voting and disposition of the securities allocable to such Sterling Founder.

Shares of Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Common Stock reported in row 13 on the cover pages of this Statement filed by Messrs. Becker, Taslitz and Hoehn-Saric, respectively, do not include shares of Common Stock held by certain investment vehicles (the “Co-Investor Vehicles”) directly or indirectly through limited partnership interests in Wengen on behalf of persons that are not affiliated with SFM or any of its affiliates (the “Co-Investors”).  Under the Wengen Securityholders Agreement, each Co-Investor Vehicle has the ability to direct Wengen GP with respect to the portion of securities owned by Wengen attributable to such Co-Investor Vehicle’s pro rata ownership interest in Wengen with respect to the matters described in Item 6 (the “Issuer Pass-Through Matters”).  In turn, the organizational documents of each Co-Investor Vehicle provides that each Co-Investor has the ability to direct the relevant Co-Investor Vehicle with respect to such Co-Investor’s allocable share of the Co-Investor Vehicle’s portion of the securities of the Issuer held directly or by Wengen with respect to the Issuer Pass-Through Matters. By virtue of the organizational documents of the Co-Investor Vehicles and general partners of the Co-Investor Vehicles (the “Co-Investor GPs”), SP-L Parent, as the general partner of the Co-Investor GPs of each of the Co-Investor Vehicles (and, ultimately, each of Messrs. Becker, Taslitz and Hoehn-Saric, as the managers of SP-L Parent), is entitled to a profits interest with respect to the shares of Common Stock held directly and attributable to the pro rata ownership interest of the Co-Investor Vehicles in Wengen.

SP-L Parent is also the general partner of each of SP-L Management III, SP-L Management IV and SP-L Management V, which, in turn, are the general partners of Sterling Laureate, Sterling Executives Fund and Sterling Rollover, respectively.  SP-L Parent may be deemed to indirectly beneficially own shares of Common Stock directly held by Sterling Laureate, Sterling Executives Fund and Sterling Rollover and attributable to the pro rata ownership interests of Sterling Laureate in Wengen (collectively, the “SP-L Management Issuer Shares”). By virtue of the organizational documents of each of Sterling Laureate, Sterling Executives Fund and Sterling Rollover and their respective general partners, SP-L Parent (and, ultimately, each of Messrs. Becker, Taslitz and Hoehn-Saric, as the managers of SP-L Parent) is entitled to a profits interest with respect to the SP-L Management Issuer Shares.  SP-L Parent (and, ultimately, each of Messrs. Taslitz and Hoehn-Saric, as managers of SP-L Parent) has voting and dispositive control over the SP-L Management Issuer Shares held by Sterling Executives Fund and Sterling Rollover. Mr. Becker is also a manager of SP-L Parent, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the SP-L Management Issuer Shares. Effective as of August 30, 2019, the organizational document of Sterling Laureate was amended (the “Sterling Laureate Amendment”) to allow each of Sterling Laureate’s investors to direct Sterling Laureate with respect to the disposition of such investor’s allocable share of the SP-L Management Issuer Shares held by Sterling Laureate (the “Sterling Laureate Indirect Issuer Shares”), and, following the Sterling Laureate Amendment, SP-L Parent and, ultimately, each of Messrs. Taslitz and Hoehn-Saric, as managers of SP-L Parent, share dispositive control with the Sterling Laureate investors, and continue to have sole voting control, over the Sterling Laureate Indirect Issuer Shares. (See Item 6.)

Each of SC Partners II (as the general partner of SCP II LP), SCP II, LLC (as the general partner of SC Partners II), SC Partners III (as the general partner of SCP III LP), SCP III, LLC (as the general partner of SC Partners III) and Messrs. Taslitz and Hoehn-Saric (as managers of SCP II LLC and SCP III LLC) may be deemed to be the beneficial owner of the securities held by each of SCP II LP and SCP III LP in Wengen, as described more fully in this Statement.  Mr. Becker is also a manager of SCP II LLC and SCP III LLC, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock held by SCP II LLC and SCP III LLC. (See Item 6.)

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Common Stock.

(c) On October 28, 2021, the Reporting Persons received an aggregate of 5,611,158 shares of Class A Common Stock in respect of their previously held interests in Wengen, which were received upon conversion of an equal number of shares of Class B Common Stock by Wengen prior to the receipt of such shares from Wengen, and which subsequently automatically converted into one share of Common Stock of the Issuer on October 29, 2021. Further, the Reporting Persons historically have had a representative on the board of directors of Wengen GP, however, in connection with the Distribution Upon Redemption, Messrs. Epstein and Taslitz resigned as the representatives of Sterling on such board. Accordingly, the Reporting Persons no longer have a representative serving on the board of directors of Wengen GP and no longer may be deemed to share voting power over all of the shares of the Issuer held by Wengen. As a result, the Reporting Persons have ceased to beneficially own more than five percent of the Issuer’s Common Shares in the aggregate, and will no longer be subject to reporting on Schedule 13D with respect to securities of the Issuer. Other than as described in this Item 5(c), none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named or referred to in Item 2 has engaged in any transaction in any shares of the Issuer’s Common Stock during the past 60 days.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

On October 28, 2021, the Issuer entered into Amendment No. 1 (the “Amendment”) to the Wengen Securityholders Agreement, which was approved by the Wengen Investors in accordance with the Wengen Securityholders Agreement. Among other things, the Amendment generally eliminated restrictions on trading of shares of Common Stock acquired by the Reporting Persons in the Distribution Upon Redemption (and the Reporting Persons expect that such shares will be registered for resale to facilitate such trading). In addition, pursuant to the Amendment, irrespective of actual holdings, all existing Issuer director designation rights of Sterling under the Securityholders Agreement will expire on December 31, 2024. Notwithstanding the foregoing, Sterling does not currently exercise and does not intend to exercise any director designation rights it may have under the Wengen Securityholders Agreement.

The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is filed as Exhibit FF to this Statement and incorporated by reference herein.

Item 7.            Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended by adding the following exhibit:

FF. Amendment No. 1 to Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021
DOUGLAS L. BECKER

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

THE IRREVOCABLE BBHT II IDGT

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

DLB IRREVOCABLE TELECOM TRUST U/A/D/ 1/3/05

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STEVEN M. TASLITZ

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

KJT 2013 GIFT TRUST

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

R. CHRISTOPHER HOEHN-SARIC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STERLING FUND MANAGEMENT, LLC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS II, L.P.

By:	SC Partners II, L.P.
Its:	General Partner

	By:	Sterling Capital Partners II, LLC
	Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein

Title:	Attorney-in-Fact

SC PARTNERS II, L.P.

By:	Sterling Capital Partners II, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS II, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS III, L.P.

By:	SC Partners III, L.P.
Its:	General Partner

	By:	Sterling Capital Partners III, LLC
	Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SC PARTNERS III, L.P.

By:	Sterling Capital Partners III, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS III, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L AFFILIATE, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE, LP

By:	SP-L Management III, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT III, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE EXECUTIVES FUND, LP

By:	SP-L Management IV, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT IV, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE ROLLOVER, LP

By:	SP-L Management V, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT V, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L PARENT, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact